As filed with the Securities and Exchange Commission on January 18, 2007

Securities Act Registration No. 333-132392

Investment Company Act Registration No. 811-21865

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ √ ]

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No. 1	[ √ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[ √ ]

Amendment No. 8
[ √ ]

NAKOMA MUTUAL FUNDS

(Exact Name of Registrant as Specified in Charter)

525 Junction Road
Suite 8600
Madison, Wisconsin	53717
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, including Area Code: (608) 831-8814

Daniel S. Pickett

Nakoma Capital Management, LLC

525 Junction Road, Suite 8600

Madison, Wisconsin 53717

(Name and Address of Agent for Service)

Copies to:

Pamela M. Krill

Godfrey & Kahn, S.C.

One East Main Street

P.O. Box 2719

Madison, Wisconsin 53701-2719

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File Nos. 333-132392; 811-21865) of Nakoma Mutual Funds (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement.  Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A.  This Post-Effective No. 1 does not modify any other part of the Registration Statement.  Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.  Parts A and B of the Registrant’s Pre-Effective Amendment No. 7 to its Registration Statement on Form N-1A filed with the SEC on December 8, 2006, as modified by the final forms of Prospectus and Statement of Additional Information filed pursuant to Rule 497(c) with the SEC on December 20, 2006, are incorporated herein by reference.

PART C

OTHER INFORMATION

Item 23.

Exhibits

See “Exhibit Index.”

Item 24.

Persons Controlled by or Under Common Control with the Fund

None.

Item 25.

Indemnification

Article VII of the Registrant’s Agreement and Declaration of Trust provides as follows (all capitalized terms set forth herein shall have the meanings set forth in the Agreement and Declaration of Trust):  The Trust will indemnify, out of Trust Property, to the fullest extent permitted under applicable law, any Trustee or officer of the Trust who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that such Person is or was a Trustee or officer of the Trust, against Expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such Proceeding if such person acted in good faith or in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such Person was unlawful.  The termination of any Proceeding by judgment, order or settlement shall not of itself create a presumption that such Person did not act in good faith or that such Person had reasonable cause to believe that such Person’s conduct was unlawful.  Notwithstanding any provision to the contrary contained in the Agreement and Declaration of Trust, there shall be no right to indemnification for any liability arising by reason of the Disqualifying Conduct of the Trustee or officer of the Trust.  The foregoing summary of Article VII of the Registrant’s Agreement and Declaration of Trust is qualified in its entirety by the full text of the Registrant’s Agreement and Declaration of Trust, which is included in Exhibit (a.2) and incorporated herein by reference.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking:  “Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 26.

Business and Other Connections of the Investment Adviser

See “Management of the Fund” in Part B of the Registration Statement.  Information as to the directors and officers of the Adviser is included in its Form ADV filed with the SEC, and is incorporated herein by reference.

Item 27.

Principal Underwriter

(a)

UMB Distribution Services, LLC, the Registrant’s principal underwriter, acts as principal underwriter for the following investment companies:

Adelante Funds

Cheswold Lane Funds

Columbus Funds, Inc.

Green Century Funds

Lotsoff Capital Management Equity Trust

The Marsico Investment Fund

SPARX Funds Trust

UMB Scout Funds

(b)

To the best of Registrant’s knowledge, the directors and officers of UMB Distribution Services, LLC are as follows:

Name and Principal Business Address	Positions and Offices with UMB Distribution Services, LLC	Positions and Offices With Registrant

Peter J. Hammond	President	None
Christine Mortensen	Treasurer	None
Constance Dye Shannon	Secretary	None

The address of each of the foregoing is 803 West Michigan Street, Milwaukee, WI 53233.

(c)

Not applicable.

Item 28.

Location of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained in the following locations:

Records Relating to:	Are Located at:

Registrant’s Fund Administrator, Transfer Agent and Fund Accountant	UMB Fund Services, Inc. 803 West Michigan Street Milwaukee, WI 53233

Registrant’s Investment Adviser	Nakoma Capital Management, LLC 525 Junction Road, Suite 8600 Madison, WI 53717

Registrant’s Custodian	UMB Bank, n.a. 928 Grand Blvd., 5th Floor Kansas City, MO 64106

Registrant’s Distributor	UMB Distribution Services, LLC 803 West Michigan Street Milwaukee, WI 53233

Item 29.

Management Services

All management-related service contracts entered into by the Registrant are set forth in Parts A and B of the Registration Statement.

Item 30.

Undertakings.

None.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on the 17th day of January, 2007.

NAKOMA MUTUAL FUNDS (Registrant)

By:

/s/ Daniel S. Pickett

Daniel S. Pickett

President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below on January 17, 2007 by the following persons in the capacities indicated.

Name	Title

/s/ Daniel S. Pickett Daniel S. Pickett	Trustee and President (principal executive, financial and accounting officer)

/s/ Robyn K. Rannow Robyn K. Rannow	Treasurer

* Marla J. Ahlgrimm	Trustee

* Mark A. Fedenia	Trustee

* John W. Feldt	Trustee

* Antonio S. Mello	Trustee

* Thomas R. Poehling	Trustee

* Robyn Rannow, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Trustees of the Registrant pursuant to the Power of Attorney duly executed by such persons and filed with the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A with the SEC on June 1, 2006.

/s/ Robyn K. Rannow Robyn K. Rannow	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporated by Reference to	Filed Herewith

(a.1)	Certificate of Trust	Form N-1A filed March 13, 2006

(a.2)	Agreement and Declaration of Trust	Form N-1A filed March 13, 2006

(b)	By-Laws	Form N-1A filed March 13, 2006

(c)	None	N/A

(d)	Investment Advisory Agreement	Form N-1A filed June 1, 2006

(e)	Distribution Agreement	Form N-1A filed June 1, 2006

(f)	None	N/A

(g)	Custody Agreement	Form N-1A filed June 1, 2006

(h.1)	Administration and Fund Accounting Agreement	Form N-1A filed June 1, 2006

(h.2)	(i) Transfer Agency Agreement	Form N-1A filed June 1, 2006

	(ii) Addendum to Transfer Agency Agreement		X

(h.3)	Expense Limitation Agreement		X

(i)	Opinion and Consent of Faegre & Benson LLP	Form N-1A filed June 1, 2006

(j)	Consent of Cohen Fund Audit Services, Ltd.	Form N-1A filed December 8, 2006

(k)	None	N/A

(l)	Initial Capital Agreement	Form N-1A filed June 1, 2006

(m)	None	N/A

(n)	None	N/A

(o)	Reserved	N/A

(p.1)	Code of Ethics of Registrant	Form N-1A filed March 13, 2006

(p.2)	Code of Ethics of Adviser	Form N-1A filed March 13, 2006

(p.3)	Code of Ethics of Distributor	Form N-1A filed March 13, 2006

(q)	Power of Attorney	Form N-1A filed June 1, 2006